December 6, 2017

QTRRF: OTCQX International
QTA: TSX VENTURE

QUATERRA ANNOUNCES DRILL RESULTS AT GROUNDHOG, ALASKA

VANCOUVER, B.C. — Quaterra Resources Inc. (“Quaterra” or the “Company”) today announced that recently completed summer drilling at the Groundhog copper prospect, Alaska, has intersected intrusive rocks and sulfide mineralization commonly associated with porphyry copper mineralization. The Groundhog property is located in an established copper porphyry belt 200 miles southwest of Anchorage, and three miles north of the large Pebble porphyry copper, gold and molybdenum project.

The objectives of the reconnaissance drilling program were to determine the source of numerous IP anomalies identified by historic and 2017 surveys and to confirm the prospectiveness of the area for porphyry copper mineralization. Four widely-spaced core holes totaling 4,073 feet – the first ever drilled on the 40,000-acre Groundhog property – were drilled to test induced polarization (IP) anomalies over an area approximately six miles north-south by three miles east-west.

The holes targeted only the southernmost of three magnetic anomalies that have been defined on the property by historic surveys and 26.1 kilometers of new IP completed by Zonge International in June and July this year. (For drill hole locations and geophysical features please see map on the Company website at https://www.quaterra.com/groundhog-drill-map-2017/).

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Hole 3/3A, drilled to a depth of 1,178 feet (S65E at -70 degrees), encountered strong propylitically altered Jurrasic- age gabbro- pyroxenite-basalt basement rocks in the entire hole from 0 to 1,178 feet. The strongly altered and pyritized core was uniformly anomalous in copper (25 to 612 ppm) with scattered anomalous molybdenum (trace to 177 ppm) and gold (trace to 827 ppb). The hole did not penetrate the full extent of the IP anomaly. The strong alteration and anomalous copper, molybdenum, and gold suggest that the hole may be above or adjacent to a porphyry copper system.

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Hole 4, collared approximately six miles south of Hole 3, encountered variably pyritized and silicified multi-phase intrusive porphyry rocks over its entire 985- foot length (S45E at -77 degrees). The dominant rock was a crowded quartz-plagioclase-potassium feldspar porphyry intruded by a more altered and mineralized feldspar porphyry, both of which were intruded by a late unmineralized intrusive breccia. The strongly altered and pyritized porphyritic rocks contain weakly anomalous copper and zinc values.

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Holes 1 and 2, drilled approximately three miles apart midway between Holes 3 and 4, intersected weak sulfide mineralization currently interpreted as Tertiary epithermal mineralization and syngenetic pyrite, respectively.

Today’s results confirm that pyrite is the source of all IP anomalies tested and will be an effective tool for exploring the project’s large land position; and that intrusive rocks similar to those at Pebble were intersected in Holes 3 and 4 and extend well into the Groundhog land block. IP surveying to date has defined a large sulfide anomaly(s) open laterally and at depth whose ultimate extent and source will be determined by additional surveys and deeper drilling. Data compilation and analysis will be completed prior to finalizing 2018 work plans.

Groundhog is located on State of Alaska claims covering the northern extension of a 10-kilometer wide north-northeast trending structural zone that hosts a number of porphyry copper-gold prospects. Regional magnetic data suggest that geology similar to that at the Pebble porphyry deposit extends under cover for an additional 30 kilometers northeast from Pebble.

Quaterra has signed a lease agreement with Chuchuna Minerals Company (“Chuchuna”), an Alaska corporation, giving Quaterra an option to purchase a 90% interest in Groundhog. Chuchuna is jointly owned by Kijik Corporation (“Kijik”), the ANSCA village corporation for the community of Nondalton, and Alaska Earth Sciences (“AES”), an Anchorage-based mineral exploration company whose principals have more than 40 years of experience throughout Alaska, and have been involved in major discoveries including the Donlin Creek gold deposit. Chuchuna is the operator of the project and plans, implements and manages exploration field programs as set out in a budget and work plan approved by Quaterra.

Core drilling was contracted to AES which completed four BTW core holes with a Discovery 1 drill rig. Core samples were sawed in half and sealed in heavy plastic bags into two- to three-meter samples by AES personnel. The samples were then sealed into two foot by three foot rice bags and shipped by a commercial air carrier from Nondalton, Alaska, to Anchorage, Alaska. In Anchorage the samples were picked up by AES personnel who then inserted sample blanks from a local rock quarry approximately every tenth sample. The samples were then shipped by Lynden Transport trucks to the ALS USA’s Prep Laboratory in Fairbanks, Alaska, where they were crushed, pulverized and split. ALS then shipped a split of the samples to their Reno Nevada analytical lab where they were analyzed by ME-MS41 ultra trace Aqua Regia ICP-MS and Au-AA23 (Au 30g fire assay with AA finish, 0.005 ppm Au detection limit). ALS routinely inserts about 15 duplicate samples, blanks, and standards with each sample shipment.

About Quaterra Resources Inc.

Quaterra Resources Inc. (TSX-V: QTA; OTCQB: QTRRF) is a copper exploration and development company with the primary objective of advancing its U.S. subsidiary’s copper projects in the Yerington District, Nevada. The Company also looks for opportunities to acquire copper projects on reasonable terms in mining-friendly jurisdictions that have the potential to host large mineral deposits attractive to major mining companies. The Company this year acquired the right to earn a 90% in the Groundhog copper project in Southwest Alaska.

Technical information in this news release has been approved by Thomas Patton, Ph.D., the CEO of the Company, and a Qualified Person as defined in NI 43-101.

On behalf of the Board of Directors,
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.

For more information please contact:
Thomas Patton, Chairman & CEO
Quaterra Resources Inc.
604-641-2758

Gerald Prosalendis, President and COO
Quaterra Resources Inc.
604-641-2780

Disclosure note:
Some statements contained in this news release are forward-looking statements under Canadian securities laws and within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are identified in this news release by words such as “will”, “may”, “intends”, “anticipates”, “offers the potential”, “suggests”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives, potential outcomes, expectations, or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, forward looking statements in this news release include that the Company will be able to finance exploration efforts and acquisition costs; that commodity markets and copper prices will improve; that mapping, sampling, IP and exploration drilling will be undertaken; that results will define mineralization or high grade zones; that historical and new exploration will support a resource on the property; and that the Groundhog assets have the potential to support mining operations. These statements are subject to risks and uncertainties that may cause results to differ materially from those expressed in the forward-looking statements. A summary of risk factors that apply to the Company’s operations are included in our management discussion and analysis filings with securities regulatory authorities, and are publicly available on our website. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release